SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25
                                                Commission File Number 0-26202

                           NOTIFICATION OF LATE FILING

(Check One): |_| Form 10-K, 10-KSB |_| Form 20-F |_| Form 11-K |X| Form 10-Q, 10-QSB |_| Form N-SAR
      For Period Ended:     JUNE 30, 2000
|_| Transition Report on Form 10-K      |_| Transition  Report on Form 10-Q
|_| Transition Report on Form 20-F      |_| Transition  Report on Form N-SAR
|_| Transition Report on Form 11-K
      For the Transition Period Ended:
READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the  notification  relates  to a  portion  of  the  filing  checked  above,
identify the item(s) to which the notification relates:    N/A

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant      GLOBAL CAPITAL PARTNERS, INC.
                        -------------------------------------------------------
Former name if applicable
     EASTBROKERS INTERNATIONAL INCORPORATED
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Address of Principal Executive Office (STREET AND NUMBER)
     6000 FAIRVIEW ROAD, SUITE 1410
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City, State and Zip Code      CHARLOTTE, NORTH CAROLINA  28210
                         -------------------------------------------------------
                                     PART II
                             RULE 12B-25 (B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)
|X| (a) The  reasons  described  in  reasonable  detail in Part III of this form could  not be eliminated without  unreasonable effort or expense;
|X| (b) The  subject   annual   report, semi-annual  report,  transition  report
   on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
|_|(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, Form 20-F, Form 11-K, Form 10-Q and Form 10-QSB, Form N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Registrant has recently and until immediately prior to the filing date hereof been engaged in negotiating and, in certain cases, consummating various acquisitions and dispositions. The nature of such activities, critical to the Registrant's business operations, precluded a complete and accurate filing of the Registrant's Quarterly Report on Form 10-QSB without disclosure thereof and the proximity of such activities to the filing date and the significant time demands placed by such activities on the Registrant's management team who are responsible for preparing such report precluded timely filing thereof with the disclosure of such activities. As a result, the Registrant is unable, without unreasonable effort and expense, to file its Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2000 within the prescribed period.

     The Registrant believes that Form 10-QSB will be filed on or before the fifth calendar day following the due date.


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

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.
         KEVIN D. MCNEIL                             (704) 643-8220
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              (Name)                          (AreaCode) + (Telephone Number)
      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 |X| Yes  |_| No
      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                |X| Yes   |_| No
      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant will report a one-time gain from the sale of its European subsidiaries of $2,060,000. The prior year's balances will be restated to reflect this sale in accordance with generally accepted accounting principles. However, other than the reported gain from the sale, the remainder of the items contained in the results of operations are comparable.

                          Global Capital Partners, Inc.
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                 (Name of  Registrant  as  Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: AUGUST 15, 2000             By: /S/ KEVIN D. MCNEIL
                                     -------------------------------------------
                                     Name:  Kevin D. McNeil
                                     Title: Chief Financial Officer

INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

      Intentional misstatements or omissions of fact constitute Federal criminal violations (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

      1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

      2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

      3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.


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

      4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

      5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.




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